Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Quarter Ended September 30, 2018

First Quarter of Fiscal Year 2019 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $28.1 million, an increase of 27.9% compared to the comparable prior year period.
•	Total revenues were $138.7 million, an increase of 20.1% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 37.2%, compared to 36.6% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.46, an increase of 27.8% compared to the comparable prior year period.
•	Net cash provided by operating activities was $36.6 million for the current quarter.
•	DSO of 170 days, compared to 196 days for the comparable prior year period.
•	Inventory turnover days of 51 days, compared to 61 days for the comparable prior year period.

Beijing, China – November 13, 2018 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for fiscal year 2019 first quarter ended September 30, 2018 (see attached tables). The management of Hollysys, stated:

Industrial automation business recorded a 0.4% YOY growth in revenue, at $57.7 million. New contract recorded a 9.9% YOY growth at $80.2 million. We continued to maintain our share in high-end power industry, to execute the low-to-high end market expansion strategy in chemical and petrochemical industry, and to build and maintain our leadership in other verticals. In power, major contracts we signed include DCS solution for Guohua Jinjie 2*660MW power units and Shenhua Shengli 2*660 MW power units. Contract growth in chemical and petrochemical remained healthy. Major contracts include additional SIS contract for the milestone Zhong’an United Coal Chemical Project and additional DCS contract for SINOPEC’s p-xylene project. In addition to the effort in gaining and maintaining market share in various industries, the company is paying adequate attention to the intelligence manufacturing based on sizable customer we have accumulated through decades, as it is a valuable asset for our long term sustainable growth. Leveraging our consistent emphasis on R&D, we continue to provide both regular and value-added services to our customers and to accompany them along the cause of better productivity. Our widespread national service network enables us to stay closer to the customers, to respond faster and to understand better.

Rail business recorded a 43.1% YOY growth in revenue at $50.4 million, while new contract increased sharply YOY by 866.0%, at $71.5 million. In high-speed rail business, new ATP contracts were signed this quarter, while CRC has published the bidding notice in mid-October for another 320 sets of ATP. Intake of heavy maintenance contracts are gradually seen as the ATPs are approaching their first 10 years maintenance cycle. In subway business, we signed SCADA contracts on Shenzhen subway line 2 and line 8. Going forward, we will continue to strengthen our marketing capacity through reviewing and updating strategic partnership and improving local service network coverage for both high-speed rail and subway business. Management team will adhere to the diversity strategy to create revenue stream from more new products and services, and to maintain a stable and healthy growth into the future.

Hollysys Automation Technologies Ltd November 13, 2018	Page 2

In oversea business, we continued to seek opportunities in industrial automation business through EPC projects and direct sales. Contracts were signed on DCS, DEH, BATCH, instrument integration etc. solution with customers from India and Southeast Asia in coal fire, thermal power, chemical and construction material, etc. M&E business, performed by Concord and Bond, recorded a 34.2% YOY growth in revenue, at $30.6 million, and a 32.0% YOY growth in new contract, at $14.8 million. M&E will continue to act as the pioneer of internationalization for Hollysys, with growing coordination to be built in between M&E and domestic business. Meanwhile, the economic and political circumstances in South East Asia and Middle East will continue to be closely followed.

The Quarter Ended September 30, 2018 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

	Three months ended
	Sep 30, 2018	Sep 30, 2017	% Change
Revenues	$138,719	115,510	20.1%
Integrated contract revenue	$116,650	95,690	21.9%
Products sales	$8,040	9,460	(15.0)%
Service rendered	$14,029	10,360	35.4%
Cost of revenues	$87,178	73,238	19.0%
Gross profit	$51,541	42,272	21.9%
Total operating expenses	$21,501	19,205	12.0%
Selling	$7,709	6,698	15.1%
General and administrative	$8,570	10,957	(21.8)%
Research and development	$8,769	8,631	1.6%
VAT refunds and government subsidies	$(3,547)	(7,081)	(49.9)%
Income from operations	$30,040	23,067	30.2%
Other income, net	$558	439	27.1%
Foreign exchange loss	$(123)	(1,228)	90.0%
Share of net income of equity investees	$98	935	(89.5)%
Dividend income from a cost investee	$—	1,152	(100.0)%
Interest income	$3,099	1,476	110.0%
Interest expenses	$(106)	(137)	(22.6)%
Income tax expenses	$5,455	3,736	46.0%
Net income attributable to non-controlling interests	$46	33	39.4%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$28,065	21,935	27.9%
Non-GAAP basic EPS	$0.46	0.36	27.8%
Non-GAAP diluted EPS	$0.46	0.36	27.8%

Share-based compensation expenses	$84	392	(78.6)%
Amortization of acquired intangible assets	$80	179	(55.3)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$27,901	21,364	30.6%
GAAP basic EPS	$0.46	0.35	31.4%
GAAP diluted EPS	$0.46	0.35	31.4%

Basic weighted average common shares outstanding	60,448,111	60,425,631	0.0%
Diluted weighted average common shares outstanding	61,263,566	61,261,417	0.0%

Hollysys Automation Technologies Ltd November 13, 2018	Page 3

Operational Results Analysis for the Quarter Ended September 30, 2018

Comparing to the first quarter of the prior fiscal year, the total revenues for the three months ended September 30, 2018 increased from $115.5 million to $138.7 million, representing an increase of 20.1%. Broken down by the revenue types, integrated contracts revenue increased by 21.9% to $116.7 million, products sales revenue decreased by 15.0% to $8.0 million, and services revenue increased by 35.4% to $14.0 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Sep 30,
	2018		2017
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	57,720	41.6%	57,481	49.7%
Rail Transportation Automation	50,368	36.3%	35,197	30.5%
Mechanical and Electrical Solution	30,631	22.1%	22,832	19.8%
Total	138,719	100.0%	115,510	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 37.2% for the three months ended September 30, 2018, as compared to 36.6% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 30.8%, 75.0% and 67.9% for the three months ended September 30, 2018, as compared to 29.3%, 71.8% and 71.6% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 37.1% for the three months ended September 30, 2018, as compared to 36.4% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 30.8%, 75.0% and 67.9% for the three months ended September 30, 2018, as compared to 29.1%, 71.8% and 71.6% for the same period of the prior year respectively.

Selling expenses were $7.7 million for the three months ended September 30, 2018, representing an increase of $1.0 million or 15.1% compared to $6.7 million for the same quarter of the prior year, mainly due to increased sales activities. Presented as a percentage of total revenues, selling expenses were 5.6% and 5.8% for the three months ended September 30, 2018, and 2017, respectively.

Hollysys Automation Technologies Ltd November 13, 2018	Page 4

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $8.6 million for the quarter ended September 30, 2018, representing a decrease of $2.4 million or 19.3% compared to $11.0 million for the same quarter of the prior year, mainly due to decreased bad debt allowance. Presented as a percentage of total revenues, non-GAAP G&A expenses were 6.2% and 9.5% for quarters ended September 30, 2018 and 2017 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $8.9 million and $11.3 million for the three months ended September 30, 2018 and 2017, respectively.

Research and development expenses were $8.8 million for the three months ended September 30, 2018, representing an increase of $0.2 million or 1.6% compared to $8.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 6.3% and 7.5% for the quarter ended September 30, 2018 and 2017, respectively.

The VAT refunds and government subsidies were $3.5 million for three months ended September 30, 2018, as compared to $7.1 million for the same period in the prior year, representing a $3.6 million or 49.9% decrease, which was primarily due to decrease of the VAT refunds.

The income tax expenses and the effective tax rate were $5.5 million and 16.3% for the three months ended September 30, 2018, as compared to $3.7million and 14.9% for comparable prior year period.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $28.1 million or $0.46 per diluted share based on 61.3 million diluted weighted average common shares outstanding for the three months ended September 30, 2018. This represents a 27.9% increase over the $21.9 million or $0.36 per share based on 61.3 diluted weighted average common million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $27.9 million or $0.46 per diluted share representing an increase of 20.6% over the $21.4 million or $0.35 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $166.5 million new contracts for the three months ended September 30, 2018. And the backlog as of September 30, 2018 was $516.2 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Sep 30, 2018		as of Sep 30, 2018
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	80,247	48.1%	176,492	34.2%
Rail Transportation	71,530	43.0%	244,663	47.4%
Mechanical and Electrical Solutions	14,755	8.9%	95,011	18.4%
Total	166,532	100.00%	516,166	100%

Hollysys Automation Technologies Ltd November 13, 2018	Page 5

Cash Flow Highlights

For the three months ended September 30, 2018, the total net cash inflow was $11.2 million. The net cash provided by operating activities was $36.6 million. The net cash used in investing activities was $17.0 million, mainly consisted of $48.4 million time deposits placed with banks, which was partially offset by $34.2 million maturity of time deposits. The net cash used in financing activities was $0.1 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $276.9 million, $265.7 million, and $244.8 million as of September 30, 2018, June 30, 2018 and September 30, 2017, respectively.

For the three months ended September 30, 2018, DSO was 170 days, as compared to 196 days for the comparable prior year period and 166 days for the last quarter; and inventory turnover was 51 days, as compared to 61 days for the comparable prior year period and 59 days for the last quarter.

Conference Call

The Company will host a conference call at 8:00 pm November 13, 2018 U.S. Eastern Time / 9:00 am November 14, 2018 Beijing Time, to discuss the financial results for fiscal year 2019 first quarter ended September 30, 2018 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 6498818.

Standard International Dial-In Number:	+65 67135090

Participant Local Dial-In Numbers:
Australia, Sydney	+61 290833212
China, Domestic	4006208038
China, Domestic	8008190121
Hong Kong	+852 30186771
Japan, Tokyo	+81 345036012
Korea (South), Seoul	+82 27395177
Taiwan, Taipei	+886 255723895
United Kingdom, London	+44 2036214779
United States, New York	+1 8456750437

Hollysys Automation Technologies Ltd November 13, 2018	Page 6

Participant ITFS Dial-In Numbers:
Australia	1300717205
Australia	1800411623
Belgium	080071900
Canada	18663861016
France	0800912761
Germany	08001820671
Hong Kong	800906601
India	180030105440
Indonesia, PT Indosat access	0018030179156
Indonesia, PT Telkom access	0078030179156
Italy	800874737
Japan	0120925376
Korea (South), Domestic	0808500474
Malaysia	1800820152
Netherlands	08000221931
New Zealand	0800880084
Norway	80010719
Philippines	180016120306
Switzerland	0800561006
Taiwan	0809091568
Thailand	001800656772
United Kingdom	08082346646
United States	18665194004

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at:  http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,300 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 30,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies Ltd November 13, 2018	Page 7

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com

Hollysys Automation Technologies Ltd November 13, 2018	Page 8

	Three months ended Sep 30,
	2018	2017
	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$116,650	$95,690
Products sales	8,040	9,460
Revenue from services	14,029	10,360
Total net revenues	138,719	115,510

Cost of integrated contracts	80,748	67,812
Cost of products sold	2,008	2,667
Costs of services rendered	4,502	2,938
Gross profit	51,461	42,093

Operating expenses
Selling	7,709	6,698
General and administrative	8,654	11,349
Research and development	8,769	8,631
VAT refunds and government subsidies	(3,547)	(7,081)
Total operating expenses	21,585	19,597

Income from operations	29,876	22,496

Other income, net	558	439
Foreign exchange loss	(123)	(1,228)
Share of net income of equity investees	98	935
Dividend income from a cost investee	-	1,152
Interest income	3,099	1,476
Interest expenses	(106)	(137)
Income before income taxes	33,402	25,133

Income taxes expenses	5,455	3,736
Net income	27,947	21,397

Net income attributable to non-controlling interests	46	33
Net income attributable to Hollysys Automation Technologies Ltd.	$27,901	$21,364

Other comprehensive (loss) income, net of tax of nil
Translation adjustments	(29,137)	14,758
Comprehensive (loss) income	(1,190)	36,155

Less: comprehensive income attributable to non-controlling interests	46	34
Comprehensive (loss) income attributable to Hollysys Automation Technologies Ltd.	$(1,236)	$36,121

Net income per ordinary share:
Basic	0.46	0.35
Diluted	0.46	0.35
Shares used in income per share computation:
Weighted average number of ordinary shares	60,448,111	60,425,631
Weighted average number of diluted ordinary shares	61,263,566	61,261,417

Hollysys Automation Technologies Ltd November 13, 2018	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In USD thousands except for number of shares and per share data)

	Sep 30,	Jun 30,
	2018	2018
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$276,867	$265,675
Time deposits with maturities over three months	148,659	139,433
Restricted cash	15,795	20,233
Accounts receivable, net of allowance for doubtful accounts of $45,139 and $49,094 as of September 30,2018 and June 30, 2018, respectively	248,875	275,216
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $9,205 and $9,929 as of September 30, 2018 and June 30, 2018, respectively	210,935	161,012
Other receivables, net of allowance for doubtful accounts of $4,874 and $4,946 as of September 30, 2018 and June 30, 2018, respectively	21,025	30,467
Advances to suppliers	13,413	9,685
Amounts due from related parties	38,335	33,678
Inventories	36,583	58,074
Prepaid expenses	645	713
Income tax recoverable	6,155	6,712
Total current assets	1,017,287	1,000,898

Non-current assets
Restricted cash	1,348	1,401
Prepaid expenses	1	-
Property, plant and equipment, net	74,803	80,210
Prepaid land leases	9,867	10,172
Intangible assets, net	1,610	3,186
Investments in equity investees	46,705	53,389
Investments in cost investees	4,765	4,195
Goodwill	48,263	48,359
Deferred tax assets	7,142	8,318
Total non-current assets	194,504	209,230
Total assets	1,211,791	1,210,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	412	412
Short-term bank loans	2,293	2,865
Current portion of long-term loans	313	350
Dividends payable	10,862	-
Accounts payable	121,807	129,477
Construction costs payable	304	304
Deferred revenue	126,688	137,692
Accrued payroll and related expenses	15,035	14,299
Income tax payable	4,330	3,746
Warranty liabilities	5,284	5,622
Other tax payables	10,252	7,801
Accrued liabilities	19,859	25,133
Amounts due to related parties	3,775	5,353
Total current liabilities	321,214	333,054

Non-current liabilities
Accrued liabilities	5,800	2,410
Long-term loans	20,719	20,709
Deferred tax liabilities	10,828	9,366
Warranty liabilities	2,186	2,236
Total non-current liabilities	39,533	34,721
Total liabilities	360,747	367,775

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of September 30, 2018 and June 30, 2018	60	60
Additional paid-in capital	223,481	223,396
Statutory reserves	45,970	45,970
Retained earnings *	615,775	578,079
Accumulated other comprehensive income	(34,589)	(5,453)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	850,697	842,052
Non-controlling interests	347	301
Total equity	851,044	842,353

Total liabilities and equity	$1,211,791	$1,210,128

* The adoption of ASC 606 started in July 1st had a one-off effect on the beginning of balance sheet accounts.

Hollysys Automation Technologies Ltd November 13, 2018	Page 10

Three months ended Sep 30, 2018
(Unaudited)
Cash flows from operating activities:
Net income	$27,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,138
Amortization of prepaid land leases	66
Amortization of intangible assets	78
Allowance for doubtful accounts	443
Loss on disposal of property, plant and equipment	41
Share of net loss from equity investees	(98)
Share-based compensation expenses	84
Deferred income tax expenses	2,467
Accretion of convertible bond	57
Changes in operating assets and liabilities:
Accounts receivable	13,424
Costs and estimated earnings in excess of billings	(37,176)
Inventories	16,806
Advances to suppliers	(4,422)
Other receivables	8,739
Deposits and other assets	3,677
Due from related parties	4,422
Accounts payable	(1,729)
Deferred revenue	(3,885)
Accruals and other payables	2,714
Due to related parties	(3,132)
Income tax payable	1,001
Other tax payables	2,954
Net cash provided by operating activities	36,616

Cash flows from investing activities:
Time deposits placed with banks	(48,419)
Purchases of property, plant and equipment	(491)
Maturity of time deposits	34,207
Proceeds from disposal of property, plant and equipment	73
Investment of a cost investee	(740)
Cash reduced upon deconsolidation of subsidiary	(1,640)
Net cash used in investing activities	(17,010)

Cash flows from financing activities:
Proceeds from short-term bank loans	273
Repayments of short-term bank loans	(327)
Net cash used in financing activities	(54)

Effect of foreign exchange rate changes	(8,360)
Net increase in cash and cash equivalents	$11,192

Cash and cash equivalents, beginning of period	$265,675
Cash and cash equivalents, end of period	276,867

Hollysys Automation Technologies Ltd November 13, 2018	Page 11

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended
	Sep 30,
	2018	2017
	(Unaudited)	(Unaudited)

Cost of integrated contracts	$80,748	$67,812
Less: Amortization of acquired intangible assets	80	179
Non-GAAP cost of integrated contracts	$80,668	$67,633

General and administrative expenses	$8,654	$11,349
Less: Share-based compensation expenses	84	392
Non-GAAP general and administrative expenses	$8,570	$10,957

Net income attributable to Hollysys Automation Technologies Ltd.	$27,901	$21,364
Add:
Share-based compensation expenses	84	392
Amortization of acquired intangible assets	80	179
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$28,065	$21,935

Weighted average number of basic ordinary shares	60,448,111	60,425,631
Weighted average number of diluted ordinary shares	61,263,566	61,261,417
Non-GAAP basic earnings per share	$0.46	$0.36
Non-GAAP diluted earnings per share	$0.46	$0.36